SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No.        )

PACIFIC AIRPORT GROUP

(Name of Subject Company (Issuer))

GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. DE C.V.

(Exact Name of Issuer as Specified in its Charter)

GRUPO MÉXICO, S.A.B. DE C.V.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Series B Shares, without par value, and American Depositary Shares (evidenced by American Depositary Receipts), each representing 10 Series B Shares

(Title of Class of Securities)

026684609 (Series B Shares)

400506101 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Daniel Muñiz Quintanilla

Chief Financial Officer of Grupo México, S.A.B. de C.V.

Attorney-in-Fact of Infraestructura y Transportes México, S.A. de C.V.

Grupo México, S.A.B. de C.V.

Campos Elíseos No. 400

Colonia Lomas de Chapultepec

México City, México 11000

011-5255-1103-5000

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Paola Lozano

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

(212) 735-3000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                                                      Filing Party:

Form or Registration No.:                                                     Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Grupo México issued the Press Release below on March 29, 2012. The language below is a translation from the original Spanish language Press Release.

Grupo México, S.A.B. de C.V. informs its shareholders that it has presented a brief to the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) through which it withdraws its request for authorization to make a public tender offer for up to one hundred percent of the shares of the capital stock of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. presented on June 15, 2011.

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